Liquid Media Acquires Portfolio of Streaming Platform Sector Assets

Vancouver, BC – February 20, 2020 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce the acquisition of a portfolio of assets including streaming platform Reelhouse. The acquired assets include tools such as Slipstream, a Subscription Video on Demand (“SVOD”) service that focuses on curated action sports stories.

“With our mission to empower creative professionals, acquiring these assets solidifies our ecommerce platform capabilities,” said Daniel Cruz, CFO of Liquid Media. “Vancouver is a supercluster of content production and we look forward to deploying these new tools to the community.”

While the majors attempt to stake their claim in the ongoing streaming wars, Liquid believes an ecommerce platform that supports independent filmmakers and outdoor enthusiasts can scale across the globe. Some of the tools in this acquisition will be part of Liquid’s plan to increase third-party fulfilment with a growing list of compatible platforms such as Steam and crowdfunding portals.

Dubbed “the Netflix of Adventure films,” Reelhouse.org is a self-distributed video content platform and community that appeals to filmmakers and viewers of independent original content.

It empowers filmmakers with complete control of distribution and the latest monetization, social and showcasing features, which in turn engage viewers in what Reelhouse is setting as the new standard for online viewing experiences.

Available via web, mobile, tablet, AppleTV, iOS, CardboardVR and GearVR apps, Reelhouse is the only solution with SVOD, Virtual Reality (“VR”) and electronic sell-through offerings, including 55+ VR pieces from the Sundance and Tribeca film festivals.

Details of the acquisition will be available in the next financial statements filed on SEDAR.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content IP spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties) and Board Member Nancy Basi (Executive Director, Vancouver Media & Entertainment Centre). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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